Super Light, Inc.
23A HaMe’eri St.
Givatayim, 53332
Israel
Phone:  +972-54-659-6370
Fax:

August 18, 2011

By Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Washington DC   20549

Re:	Super Light, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 5, 2011
File No. 333-174435

Dear Mr. Reynolds:

Super Light, Inc. (“SLI”) acknowledges receipt of the letter dated July 27, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Second Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that SLI is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 1 to Registration Statement on Form S-1

1.
We note your response to comment 1 and your revised Calculation of Registration Fee table that indicates the fee was calculated pursuant to Rule 457(a) and (o). As previously requested, please revise your disclosure to delete your reference to 457(o) since the company must register the number of securities offered in the selling shareholder offering.

Response:       Revised.  We have revised the Calculation of Registration Fee table on the facing page to indicate that the registration fee was calculated pursuant to Rule 457(a).  Please see the Second Amended Draft.

Prospectus Cover Page

2.
It is unclear how you calculated the net proceeds on your cover page. Please advise us of why this number differs from the aggregate proceeds from the offering. In this regard we note your statement on page II-1 that you will bear the expenses of this offering.

Response:       Revised.  We have revised the prospectus cover page of the document to disclose that the net proceeds upon the sale of the securities will be $35,500.  Please see the Second Amended Draft.

Risk Factors, page 6
Since we have yet to generate revenues from our intended business, our lack of business diversification . . . , page 11

3.
We reissue comment 15 of our letter dated June 17, 2011. It is unclear why you appear to be implying that a loss of investment could occur “if revenues from [y]our primary products decrease” when you have no revenues from product sales.  An unsuccessful material strategic transaction or relationship could result …, page 11.

Response:       Revised.  We have revised Risk Factor No. 21 on page 11 of the document to eliminate the ambiguity created by the reference to a decrease in revenues.  Please see the Second Amended Draft.

4.	Please revise to clarify the risk being addressed and the anticipated third party strategic transactions and relationships.

Response:       Revised.  We have deleted Risk Factor No. 22 on page 11 of the document.  Please see the Second Amended Draft.

Dilution, page 14

5.
We note your response to comment 17 of our letter dated June 17, 2011. Since you will not issue new shares and will not receive the proceeds of this offering, there will be no immediate dilution absorbed by the purchasers of your securities from the selling stockholders. Refer to Item 506 of Regulation S-K. Please revise your disclosure accordingly.

Response:       Revised.  We have revised the Dilution section to disclose that there will be no immediate dilution absorbed by the purchasers of our securities from the selling stockholders.  Please see the Second Amended Draft.

Management’s Discussion and Analysis, page 17
Overview, page 17

6.	Please provide the source of the statistics you cite for the orthodox Jewish community’s birth rate and the basis for your statement that it is “among the poorest segments of the Israeli population.”

Response:       Revised.  The source of our statistics regarding the Israeli orthodox Jewish community’s birth rate and economic level is from a Hebrew-language article published by the People Israel Guide and available at http://www.peopleil.org/details.aspx?itemID=7678.  Please see the Second Amended Draft.

7.
We note your statement that “we believe that we will need to raise an additional $45,000 in order to allow us to begin our market development and sales activities and to remain in business for twelve months.” We also note the Expenditures section on page 20 reflects your budgeted expenditures over the next 12 months of $90,000. Please revise to clarify the amount of additional funds needed for your noted budgeted expenditures.

Response:       Revised. We have revised our budgeted expenditures over the next 12 months from $90,000 to 45,000.  Please see the Second Amended Draft.

Plan of Operation, page 17

8.	We partially reissue comment 21 of our letter dated June 17, 2011. Please provide the intended time frame for hiring a global inspection, verification, testing and certification company.

Response:       Revised.  We have revised page 19 of the document to include an intended time frame for hiring a global inspection company.  We plan to hire such a company upon our receipt of our first order for our diapers, which is projected to be in the first quarter of 2012.  Please see the Second Amended Draft.

Purchasing Strategy, page 17

9.	We partially reissue comment 23 of our letter dated June 17, 2011. Please clarify the reference to “per 40’ container” at its first use.

Response:       Revised.  We have clarified the references to “per 40’container” on page 18 of the document.  Please see the Second Amended Draft.

Expenditures, page 20

10.
We note your response to comment 36 of our letter dated June 17, 2011. Please revise to clarify your list of budgeted expenditures in accordance with your supplemental response. You may clarify in a footnote to your tabular disclosure on page 20 or in such other manner, as appropriate.

Response:       Revised.  We have clarified and itemized the list of budgeted expenditures in accordance with our response to comment 36 of your letter dated June 17, 2011 and comment 7 above.  Please see the Second Amended Draft.

Our Private Label Product, page 23

11.
We note your added disclosure in response to comment 31 of our letter dated June 17, 2011. Please revise to clarify why you intend to initially focus your Eastern European selling to the Baltic countries.

Response:       Revised.  We have revised to document to explain that we intend to initially focus our Eastern European selling to the Baltic countries as a result of our CEO's extensive business experience in the Baltic countries over the last five years.  Our CEO has held discussions with three supermarket chains in the Baltic countries (Riki, Maxima, and Iki) regarding the sale of our baby diapers to them.  Please see the Second Amended Draft.

Product Pricing, page 26

12.
We note your disclosure in the first footnote on page 27 that the listed sales prices do not include certain costs. Please revise to clarify how such costs will be “incurred by or passed along separately to the customer.”

Response:       Revised.  We have revised the first footnote on page 27 of the document to clarify that since the price is FOB, the customer will be responsible for all costs to be incurred after the goods are delivered to the carrier at the port of departure for shipment.  The customer will either incur these costs directly or we will bill the customer for these costs.  Please see the Second Amended Draft.

Our Competition, page 28

13.
We partially reissue comment 33 of our letter dated June 17, 2011. Please expand on your disclosure regarding the company’s current and anticipated competitive position and revise to specifically address how you intend to compete with companies that have similar pricing, such as Litufim.

Response:       Revised.  We have revised page 29 of the document to expand our disclosure regarding the Company's competitive position and to address how the Company intends to compete with companies that have similar pricing, such as Litufim.  We intend to target our advertising and marketing specifically towards the Israeli orthodox Jewish community, and we believe that we will be able to make inroads into this market.  Please see the Second Amended Draft.

Patent, Trademark… page 30

14.	We partially reissue comment 37 of our letter dated June 17, 2011. Please revise to clarify the rights associated with your “common law right” to your tradename under applicable law.

Response:       Revised.  We have expanded our disclosure on page 30 of the document to clarify that according to common law, formal registration is not required to establish rights in a trade name, and the first one to use a trade name may acquire exclusive protectable rights in the geographic area in which the first user's trade name is first used in commerce and well known.  Common law rights arise from actual use of a trade name and may allow the common law user to successfully challenge a registration or application.  Please see the Second Amended Draft.

Existing or Probable Government Regulations, page 30

15.
We partially reissue comment 38 of our letter dated June 17, 2011. Please revise to address any other governmental regulations on the company’s business. In this regard, we note the last sentence of page 30, where you refer to Israeli laws relating to imports and customs laws. It is unclear whether this refers only to those requirements already described in this section. Furthermore, we note your statement in the first paragraph of this section that you will be subject to the law of such countries where your suppliers will manufacture the product. Please revise to address such law.

Response:       Revised.  We have clarified the last sentence on page 30, and we have expanded our disclosure to address the Chinese government requirement that all manufacturers obtain a license for their manufacturing facilities.  Please see the Second Amended Draft.

Exhibits

16.
We note your disclosure that Ms. Hana loaned the company certain funds. Please file any agreement relating to such loan as an exhibit to your registration statement. To the extent no written agreement was entered into, please note that if the company is party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, you must provide a written description of the contract as an exhibit to the registration statement.

Response:       Revised.  We have filed a description of the terms of the loan agreement between the Company and Ms. Abu as Exhibit 10.1.  Please see Exhibit 10.1 to the Second Amended Draft.

*         *         *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-659-6370.

Sincerely,

Zeev Joseph Kiper, President and Director
Super Light Inc.

VIA EDGAR
cc:           David Link, Securities and Exchange Commission, Division of Corporation Finance - Edgar